SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF TRANSACTION WITH RELATED PARTY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby in compliance with Annex F of CVM Resolution No. 80, dated March 29, 2022, informs its shareholders and the market in general of the following related party transaction:

Related Party Names

Company: Centrais Elétricas Brasileiras S.A (“Eletrobras”);

Related Party:

(i)          (i) Furnas Centrais Elétricas (“Furnas”);

(ii)         (ii) SPE Madeira Energia S/A (“MESA”)

(iii)        (iii) SPE Santo Antônio Energia S/A (“SAESA”);

(iv)        (iv) National Bank for Economic and Social Development (“BNDES”*);

* In the specific case of BNDES, valid only for signed contracts associated with the bank's financing lines.

Issuer Relationships

Furnas is a subsidiary of Eletrobras and holds a 72.36% equity interest in SPE Madeira Energia S/A (MESA), of which SPE Santo Antônio Energia S/A is a wholly owned subsidiary.

BNDES holds equity interest in Eletrobras.

Date of the transaction	Contract amendments signed by the Holding on 11/04/2022.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Object of the Agreement

Formalization of additional instruments to the Debts and Guarantees contracts provided within the Financing Structure of SPE SAESA, in order to reflect the change in the corporate structure of SPE Madeira Energia S/A (MESA) resulting from the recent increase, on 06/07/2022 , from Furnas' shareholding to 72.36% in this company.

The scope of this Notice includes the amendments to the contracts in which the Company is the Guarantor of SAESA's operations, as listed below:

(i) 11th Amendment to the Financing Agreement by Opening Credit No. 08.2.1120.1 (BNDES Direct);

(ii) 6th Amendment to Contract No. 12.2.1307.1 (Supplementary Direct BNDES);

(iii) 11th Amendment to the Credit Opening Agreement for Financing Through Onlending No. 01/2009 (BNDES Onlending);

(iv) 6th Amendment to the Credit Opening Agreement for Financing Through Supplementary Onlending No. 01/2013 (BNDES Supplemental Onlending);

(v) 7th Amendment to the Financing Agreement with resources from the Constitutional Financing Fund of the North – _FNO;

(vi) 3rd Amendment to the Private Guarantee Agreement for the 2nd (Second) issuance of SAESA debentures;

(vii) 3rd Amendment to the Private Guarantee Agreement for the 3rd (Third) issuance of SAESA debentures.

Main Terms and Conditions

The execution of the amendments reflects, within the scope of the contracts, the occurrence of a change in the shareholding structure of SPE MESA, with Furnas being responsible for an increase in the shareholding from 43.055% to 72.36%.

In this case, the contractual terms and conditions that are impacted through these amendments concern:

1) Contractual obligations: Reflect the new proportionality of shareholdings, with Furnas now responsible for 72.36% of the Obligations attributed to the Intervening Parties/Shareholders;

2) Guarantees/Guarantees: Implying the adjustment of the percentage of the outstanding balance of SAESA's contracts guaranteed by Eletrobras from 43.055% to 72.36%.

If only the debit balance guaranteed by Eletrobras Holding in these contracts is taken as a reference, according to the Financial Statements for the 3rd quarter of 2022 (R$ 6.44 billion), which also reflects the percentage of 43.055%, the execution of the amendments will formalize the increase in the balance directly guaranteed by the Company in the amount of R$4.39 billion, reaching an amount of R$10.83 billion.

The amendments are not intended to change any other terms and conditions of the contracts, such as terms, financial conditions, among others.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Detailed reasons why the Company's Management considers that the transaction observed commutative conditions or provides for adequate compensatory payment

This process is a natural consequence of the recent increase in Furnas' equity interest in SPE MESA to 72.36%, with no assumption of any Guarantees and/or Obligations (by Eletrobras or Furnas) in amounts exceeding the current participation of the Eletrobras Subsidiary in the project .

In addition, the formalization of the Obligations and Guarantees under the terms of Furnas' new shareholding complies with an obligation already established in the scope of the debt contracts, thus maintaining the performance of such contracts with its creditors, which is essential both for the SPE as debtor, as well as for its shareholder Furnas, and Eletrobras as guarantor.

Eventual participation of the counterparty, its partners or administrators in the decision process of the issuer's subsidiary regarding the transaction or the negotiation of the transaction as representatives of the Company, describing these interests.

The execution of the amendments occurs exclusively due to the need for contractual formalizations in the debt instruments of SPE SAESA arising directly from the increase that has already occurred (on 06/07/2022) of Furnas' equity interest in SPE MESA, which was duly communicated to the Market by the Company upon its completion.

In any case, the decision to effectively execute the amendments emanates from a decision-making rite duly processed in the appropriate Governance levels of each Related Party.

Rio de Janeiro, November 14, 2022

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.